[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

August 21, 2018

VIA EDGAR

David L. Orlic

Division of Investment Management

Disclosure Review Office

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	The Gabelli Financial Services Fund
(File Nos. 33-41913 & 811-06367)

Dear Mr. Orlic:

Thank you for your oral comments provided on July 30, 2018, regarding your review of Post-Effective Amendment No. 47 to the registration statement on Form N-1A filed on June 13, 2018 (the “Registration Statement”) by Gabelli Equity Series Funds, Inc. (the “Company”) on behalf of its series, The Gabelli Financial Services Fund (the “Fund”), with the U.S. Securities and Exchange Commission. The Company has considered your comments and authorized us to respond on its behalf as set forth below. Changes will be reflected in Post-Effective Amendment No. 48 (the “Amendment”) to the Registration Statement, which the Company intends to file pursuant to Rule 485(b) after you have reviewed the responses contained herein.

The Company supplementally informs the Staff that the Amendment will contain new or modified disclosure. Specifically, the Company intends to file articles of amendment with the State of Maryland changing the name of the Fund from “The Gabelli Financial Services Fund” to “The Gabelli Global Financial Services Fund.” In addition, the Fund intends to modify its “80% policy” to remove its current limitation to equity securities. Accordingly, disclosure regarding the Fund’s fundamental and non-fundamental policies regarding investment in the financial services sector will be modified in the form attached as Appendix D. In recognition of the fact that the Fund’s “80% policy” will no longer be limited to equity securities, the Fund will also add risk disclosure to the Prospectus in the form attached as Appendix G.

David L. Orlic

August 21, 2018

Your oral comments are summarized in bold to the best of our understanding, followed by the Fund’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

* * * * * * *

David L. Orlic

August 21, 2018

Comments and Responses

Summary Prospectus

Fees and Expenses of the Fund

1.	Please disclose in a footnote to the table that “Other Expenses” are based on estimated amounts for the current fiscal year.

The Company will add the requested disclosure.

2.	Please relabel the second “Total Annual Fund Operating Expenses” as “Total Annual Fund Operating Expenses After Fee Wavier and/or Expense Reimbursement.”

The Company will make the requested change.

3.

Footnote 1 states that the Fund has agreed, “during the two year period following the year of any such waiver or reimbursement by the Adviser, to repay such amount…” but also states that “[t]he Fund will carry forward, for a period not to exceed three years from the date that an amount is waived, any fees in excess of the expense limitation and repay the Adviser such amount…” Please explain the difference in the descriptions of the repayment time period.

The Expense Deferral Agreement between the Company on behalf of the Fund and the Adviser provides that the Company’s repayment obligation on behalf of the Fund is applicable for a period of two fiscal years following the fiscal year in which the Adviser has reduced its fees or paid operating expenses. The reference to a “period not to exceed three years” was added in response to a prior comment from the Staff on the registration statement of a different fund in the Gabelli/GAMCO Fund Complex (all of the U.S. registered investment companies that are considered part of the same fund complex as the Fund because they have common or affiliated investment advisers). The Company believes that the referenced sentences are not inconsistent, since “a period of two fiscal years following the fiscal year in which the Adviser has reduced its fees or paid operating expenses” would not exceed three years.

4.

The last sentence in Footnote 1 states that “[t]he Fund will carry forward, for a period not to exceed three years from the date that an amount is waived, any fees in excess of the expense limitation and repay the Adviser such amount provided the Fund is able to do so without exceeding the lesser

David L. Orlic

August 21, 2018

of (1) the expense limit in effect at the time of the waiver or reimbursement, as applicable, or (2) the expense limit in effect at the time of recoupment.” Please add “after giving effect to the repayment” to the end of the sentence.

The Company will make the requested revision.

Expense Example

5.	Please disclose that the Expense Example reflects the Adviser waiving expenses through the expiration date of the waiver, and then reflects Total Annual Fund Operating Expenses thereafter.

The Company will add the requested disclosure.

6.	In accordance with Instruction 6 to Item 3 of Form N-1A, please delete the columns reflecting Fund operating expenses after 5 Years and 10 Years.

The Company will make the requested change.

Principal Investment Strategies

7.

Under “Principal Investment Strategies,” the Summary Prospectus states that the Fund may invest in convertible securities. If contingent convertible securities (“CoCos”) are or will be a principal type of investment, the Company should provide a description of them and appropriate risk disclosure. The type and location of disclosure will depend on, among other things, the extent to which the Fund invests in CoCos and the characteristics of the CoCos. In addition, please inform us of the amount the Fund intends to invest in CoCos.

David L. Orlic

August 21, 2018

The Company has informed us that the Fund has no current intention of investing in CoCos as a principal type of investment. The Company will add the requested disclosure in the Form attached as Appendix A to the Statement of Additional Information under the heading “Investment Strategies and Risks – Contingent Convertible Securities.”

8.

Please explain the Company’s basis for the inclusion of real estate and mortgage real estate investment trusts among the services identified as “financial services.” In addition, please consider adding the word “financial” before the words “transaction” and “processing services” in this section.

The Company believes that real estate related companies and mortgage REITs can reasonably be included as companies within the group of industries comprising the financial services sector. For example, real estate related companies and mortgage REITs have economic characteristics in common with the other types of companies included within the Fund’s definition of the financial services sector. Like banks, asset management companies and insurance companies, for example, real estate related companies and mortgage REITs also are subject to business risks such as credit risk, interest rate risk and prepayment risk, and are similarly impacted by business and political developments impacting banks, asset management companies, insurance companies and other types of companies included within the Fund’s definition of the financial services sector.1 Moreover, banks themselves are regularly involved in real estate related transactions, such as mortgage lending and commercial real estate financing, and many asset management companies regularly maintain strategies and funds focused on real estate related strategies. In addition, mortgage REITs are commonly viewed by borrowers – especially commercial borrowers – as alternative sources of financing given the general tightening of underwriting standards by banks over the past decade in response to regulatory reforms. The Company therefore believes that real estate related companies and mortgage REITs can reasonably be included as companies within the group of industries comprising the financial services sector. The Company notes that many other “financial services” mutual funds include real estate related companies and mortgage REITs within their definitions of the financial services sector. See, e.g., Post-Effective Amendment No. 15 to the Registration Statement on Form N-1A for BlackRock Global Financial Services Fund, Inc. (File No. 333-80061), Post-Effective Amendment No. 87 to the Registration Statement on Form N-1A for

1	Cf. Investment Company Act Rel. No. 13436 (August 12, 1983); Morgan Stanley Mortgage Securities Trust, SEC Staff No-Action Letter (July 8, 2013).

David L. Orlic

August 21, 2018

John Hancock Financial Industries Fund (File No. 002-90305), Post-Effective Amendment No. 32 to the Registration Statement on Form N-1A for T. Rowe Price Financial Services Fund (File No. 333-09551); Post-Effective Amendment No. 79 to the Registration Statement on Form N-1A for Fidelity Advisor Financial Services Fund (File No. 002-67004). The Company will add the word “financial” where requested.

Principal Risks

9.	Please state affirmatively that the Fund concentrates its investments in the financial services sector and define concentration.

The Company will make the requested change and add the requested definition.

10.	Please include a statement that an investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance corporation or any other government agency.

The Company will add the requested statement.

11.

Please add risk disclosure regarding preferred stock and convertible securities in more detail in response to Item 9 and Item 4 of Form N-1A. In addition, under the “Financial Services” risk factor in the Prospectus Summary and in the Prospectus, please replace the phrase “focus its investments” with “concentrate its investments.”

The Fund does not currently intend to invest in preferred stock or convertible securities as a principal investment strategy, although under its investment policies the Fund retains the flexibility to invest in these types of securities. In light of this, the Company believes that the disclosures regarding preferred and convertible stock in the Fund’s Prospectus and Statement of Additional Information adequately respond to the requirements of Form N-1A. With respect to the replacement of the phrase “focus its investments” with the phrase “concentrate its investments,” the Company will make the requested change.

12.

“Value Investing Risk” is identified as a principal risk of investing in the Fund. Pursuant to Item 9(b) of Form N-1A, please discuss value investing in greater detail under “Investment Objective, Strategies, and Risks” section of the Prospectus.

The Company will add the requested discussion in the form attached as Appendix B.

David L. Orlic

August 21, 2018

13.	Please consider adding a “New Fund Risk” risk factor.

The Company will add the requested risk factor in the form attached as Appendix C.

Prospectus

Investment Objective, Investment Strategies and Related Risks

14.

Please provide more detailed disclosure regarding the Fund’s strategy and investments in accordance with Item 9(b)(1) of Form N-1A, including disclosure regarding the Fund’s concentration policy. In addition, disclose how the adviser determines when to buy and sell securities, as required by Item 9(b)(2).

The Company will add the requested disclosures in the form attached as Appendix D.

Management of the Fund

15.

The Prospectus states under “Management of the Fund” that “during the two year period following the year of any such waiver or reimbursement by the Adviser, to repay such amount…” but also states that “[t]he Fund will carry forward, for a period not to exceed three years from the date that an amount is waived, any fees in excess of the expense limitation and repay the Adviser such amount…” Please explain the difference in the descriptions of the repayment time period.

Please see the Company’s response to Comment 3.

Classes of Shares

16.

Please explain the statement that “your share of Rule 12b-1 fees as a percentage of your investment increases if the Fund’s assets increase in value and decreases if the Fund’s assets decrease in value.”

The Rule 12b-1 fees charged by the Fund vary as a percentage of an investor’s initial investment in the Fund. For example, if a new investment of $100 doubles in value to $200 as a result of the Fund’s investment activities, Rule 12b-1 fees of twenty-five (25) basis points on the $200 value would be equivalent to fifty (50) basis points on the $100 initial investment. The Company will add the word “initial” to clarify this statement.

David L. Orlic

August 21, 2018

17.	In the table describing the Fund’s classes of shares, explain that the term “offering price” includes the front-end sales load.

The Company will add the requested explanation.

18.

Under “Investors Eligible for Sales Charge Waivers,” please define “qualified employee benefit plans.” Further, please state which “financial institutions purchasing Class A shares of the Fund for clients participating in a fee based asset allocation program or wrap fee program which has been approved by the Fund’s Distributor” are eligible for Class A sales charge waivers, or delete this item from the list of eligible investors.

The Company will delete the word “qualified” from the referenced phrase.

The Company has revised the referenced item regarding “financial institutions” to read as follows:

customers of financial institutions that have entered into agreements with the Distributor providing for the waiver of Class A sales charges.

Redemption of Shares

19.

Under “Redemption of Shares,” the Prospectus states that the Fund may temporarily stop redeeming its shares under certain circumstances. Please add disclosure to the effect that the Fund may temporarily stop redeeming its shares “beyond seven (7) days” to clarify this disclosure.

The Company will add the requested disclosure.

20.

Under “Redemption of Shares,” the Prospectus states that “[t]he redemption request will be effected at the NAV next determined (less any applicable CDSC) after the Fund receives the request in proper form.” Under “Redemption Proceeds,” the Prospectus states that “a redemption request received by the Fund will be effected based on the NAV per share next determined after the time as of which the Fund or, if applicable, its authorized designee, receives the request.” Please consider whether the first referenced sentence should also provide “or, if applicable, its authorized designee?” In addition, please supplementally identify the “authorized designees” in your response.

The Company will modify the first referenced sentence to provide “or, if applicable, its authorized designee.” The Company supplementally informs the

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August 21, 2018

Staff that “authorized designee” refers to a broker-dealer or, in the event that the Fund has specifically designated another person to receive requests, to such person.

21.

Under “Redemption Proceeds,” the Prospectus states that “if you request redemption proceeds by check, the Fund will normally mail the check to you within seven days after receipt of your redemption request,” but does not describe the timing associated with other methods of payment. In addition, pursuant to Item 11(c)(8) of Form N-1A, please include additional disclosure regarding the method(s) the fund typically uses to meet redemption requests. Further, please consider revising the sentence reading “until the check clears, which may take up to as many as ten days following purchase” to “you may not receive proceeds from your redemption, until the check clears or ten days following the purchase, whichever is earlier.”

The Company will make the requested changes in the form attached as Appendix E.

22.

Under “Redemption Proceeds,” please specify the circumstances under which the Fund may pay redemption proceeds wholly or partially in portfolio securities. Please include additional detail regarding how the Fund redeems shares in-kind.

The Company will make the requested changes in the form attached as Appendix F.

Appendix A

23.	Please define the term “Fund Complex,” as used in Appendix A.

The Company respectfully submits that Appendix A was provided to the Company and approved for the Company’s use in its Prospectus by the financial intermediaries identified therein, and that the Company is unable to unilaterally modify Appendix A in the manner requested by the Staff. However, the Company believes that the meaning of the term “Fund Complex” is reasonably clear as used in Appendix A, based on the definition in the Prospectus under “Management of the Fund – the Adviser.”

David L. Orlic

August 21, 2018

Statement of Additional Information

Investment Strategies and Risks

24.

Under “Investments in Foreign Securities,” the Statement of Additional Information states that “[t]he Fund may invest without limit in the securities of non-U.S. issuers. However, the Fund does not currently expect to invest a significant portion of its assets in such securities.” However, foreign securities are discussed throughout the Prospectus.

The Company notes that, in connection with a change in the name of the Fund to “The Gabelli Global Financial Services Fund,” the Company will delete the second referenced sentence.

25.

Under “Hedging Transactions – Other Swap and Derivative Transactions,” the Statement of Additional Information states that the Fund may enter into swaps and related derivatives for the purpose of hedging and risk management. Please confirm that such swaps and related derivatives are being “marked to market,” to the extent that they are used to satisfy Rule 35d-1 under the Investment Company Act of 1940 (the “Name Rule”).

The Company confirms that swaps and related derivatives are being “marked to market” to the extent that they are used to satisfy the Name Rule.

26.

Under “Hedging Transactions – 1940 Act Limitations,” please revise this section consistent with comments given on the registration statements of The Gabelli Global Utility & Income Trust and The Gabelli Convertible and Income Securities Fund Inc.

The Company respectfully submits that the referenced section contains general disclosure regarding the limits imposed by the 1940 Act that is not inconsistent with comments received from the Staff on the referenced registration statements.

27.

Under “Borrowing,” the Statement of Additional Information states that borrowing will not in the aggregate exceed fifteen percent (15%) of assets, while under “Investment Restrictions,” the Statement of Additional Information states that the Fund may not issue senior securities (including borrowing money, including on margin if margin securities are owned and through entering into reverse repurchase agreements) in excess of 33 1/3% of its total assets. While these disclosures are not necessarily inconsistent, please consider clarifying them.

David L. Orlic

August 21, 2018

The Company will revise the Section entitled “Borrowing” to reflect that, unlike the Fund’s fundamental investment restriction on borrowing, the limitations on borrowing discussed therein are not fundamental policies of the Fund, and may be changed without a vote of the Fund’s shareholders.

Investment Restrictions

28.

Please identify the group of industries comprising the financial services sector in which the Fund will concentrate. And explain the Company’s basis for determining that the primary economic characteristics of the constituents in the group are not materially different such that the Company’s classification is reasonable. See Guide 19 to former Form N-1A. We also note that within the financial sector, the Global Industry Classification Standard (GICS) identifies various groups of industries.

The Company will add the following note after the existing list of fundamental policies:

With respect to the Fund’s industry classifications, the Fund currently utilizes any one or more of the industry sub- classifications used by one or more widely recognized market indexes or rating group indexes, and/or as defined by Company management. If Company management chooses to define industry classifications pursuant to the foregoing, it will do so in a reasonable manner that is consistent with the purpose and intent of the industry classifications as represented generally by such widely recognized market indexes or rating group indexes, and any such management industry classifications will be applied consistently over time and in good faith.

The Company further references its response to Comment 8, above.

29.

Under “Investment Restrictions,” the Statement of Additional Information states that the Fund may not “[p]urchase real estate or interests therein...” Please consider adding “or sell” after the word “purchase.”

The Company will make the requested addition.

Directors and Officers

30.

Pursuant to Item 18(c) of Form N-1A, please include under the heading “Director Ownership of Fund Shares” disclosure of the percentage of the Fund’s equity securities owned by all officers, directors, and members of any advisory board of the Fund as a group. Or if the amount owned by

David L. Orlic

August 21, 2018

directors and officers as a group is less than 1% of the Class, provide a statement to that effect.

The Company will add the requested disclosure.

General

31.	Pursuant to Item 28(i) of Form N-1A, please provide an opinion and consent of counsel regarding the legality of the securities being registered.

The Company will file the requested legal opinion with the Amendment.

* * * * * * *

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon

David L. Orlic

August 21, 2018

Appendix A

Contingent Convertible Securities. One type of convertible security in which the Fund may invest is contingent convertible securities, sometimes referred to as “CoCos.” CoCos are a form of hybrid debt security issued by banking institutions that are intended to either automatically convert into equity or have their principal written down upon the occurrence of certain “trigger events,” which may include a decline in the issuer’s capital below a specified threshold level, increase in the issuer’s risk weighted assets, the share price of the issuer falling to a particular level for a certain period of time and certain regulatory events. CoCos’ unique equity conversion or principal write-down features are tailored to the issuing banking institution and its regulatory requirements.

CoCos are a newer form of instrument and the regulatory environment for these instruments continues to evolve. Because the market for such securities is evolving, it is uncertain how the larger market for CoCos would react to a trigger event, coupon cancellation, write-down of par value or coupon suspension (as described below) applicable to a single issuer. Following conversion of a CoCo, because the common stock of the issuer may not pay a dividend, investors in such securities could experience reduced yields or no yields at all.

Loss Absorption Risk. CoCos have fully discretionary coupons. This means coupons can potentially be cancelled at the banking institution’s discretion or at the request of the relevant regulatory authority in order to help the bank absorb losses. The liquidation value of a CoCo may be adjusted downward to below the original par value or written off entirely under certain circumstances. The write-down of the security’s par value may occur automatically and would not entitle holders to institute bankruptcy proceedings against the issuer. In addition, an automatic write-down could result in a reduced income rate if the dividend or interest payment associated with the security is based on the security’s par value. Coupon payments may also be subject to approval by the issuer’s regulator and may be suspended in the event there are insufficient distributable reserves. Due to uncertainty surrounding coupon payments, CoCos may be volatile and their price may decline rapidly in the event that coupon payments are suspended.

Subordinated Instruments. CoCos will, in the majority of circumstances, be issued in the form of subordinated debt instruments in order to provide the appropriate regulatory capital treatment prior to a conversion. Accordingly, in the event of liquidation, dissolution or winding-up of an issuer prior to a conversion having occurred, the rights and claims of the holders of the CoCos, such as the Fund, against the issuer in respect of or arising under the terms of the CoCos shall generally rank junior to the claims of all holders of unsubordinated obligations of the issuer. In addition, if the CoCos are converted into the issuer’s underlying equity securities following a conversion event (i.e., a “trigger”), each holder will be subordinated due to their conversion from being the holder of a debt instrument to being the holder of an equity instrument. Such conversion may be automatic.

Unpredictable Market Value Fluctuation. The value of CoCos is unpredictable and will be influenced by many factors including, without limitation: (i) the creditworthiness of the issuer and/or fluctuations in such issuer’s applicable capital ratios; (ii) supply and demand for the CoCos; (iii) general market conditions and available liquidity; and (iv) economic, financial and political events that affect the issuer, its particular market or the financial markets in general.

David L. Orlic

August 21, 2018

Appendix B

The Adviser’s investment philosophy with respect to buying and selling equity securities is to identify assets that are selling in the public market at a discount to their private market value (“PMV”). The Adviser defines PMV as the value informed purchasers are willing to pay to acquire assets with similar characteristics. The Adviser considers factors such as price, earnings expectations, earnings and price histories, balance sheet characteristics, and perceived management skills. The Adviser also considers changes in economic and political outlooks as well as individual corporate developments. Further, the Adviser looks for a catalyst, something indigenous to the company, its industry or geographic positioning that may surface additional value, including, but not limited to, industry developments, regulatory changes, changes in management, sale or spin-off of a division, or the development of a profitable new business. The Adviser expects to seek to sell any Fund investments that lose their perceived value relative to other investments.

David L. Orlic

August 21, 2018

Appendix C

New Fund Risk. The Fund is new with a limited operating history and may have higher expenses (although the Company expects that such expenses would be limited under its Expense Deferral Agreement with the Adviser). There can be no assurance that the Fund will grow to or maintain an economically viable size. The Fund could cease operations, and investors may be required to liquidate or transfer their assets at a loss.

David L. Orlic

August 21, 2018

Appendix D

As a fundamental policy, the Fund will concentrate (invest at least 25% of the value of its net assets) in the securities of companies principally engaged in the group of industries comprising the financial services sector. Under normal market conditions, the Fund invests at least 80% of the value of its net assets, plus any borrowings for investment purposes, in the securities of companies principally engaged in the group of industries comprising the financial services sector. The Fund may invest in the equity securities of such companies, such as common stock, or in the debt securities of such companies, such as corporate bonds or other financial instruments, in accordance with the foregoing 80% policy. The Fund may invest in companies without regard to market capitalization and may invest in issuers in foreign countries, including countries with developed or emerging markets. As a “Global” fund, the Fund invests in securities of issuers, or related investments thereof, located in at least three countries, and at least 40% of the Fund’s total net assets will be invested in securities of non-U.S. issuers or related investments thereof.

The Fund considers a company to be principally engaged in the group of industries comprising the financial services sector if it devotes a significant portion of its asset to, or derives a significant portion of its revenues from, providing financial services. Such services include but are not limited to the following: commercial, consumer, and specialized banking and financing; asset management; publicly-traded, government sponsored financial enterprises; insurance; accountancy; real estate; mortgage REITs; brokerage; securities exchanges and electronic trading platforms; financial data, technology, and analysis; and financial transaction and other financial processing services.

…

The Adviser’s investment philosophy with respect to buying and selling equity securities is to identify assets that are selling in the public market at a discount to their private market value (“PMV”). The Adviser defines PMV as the value informed purchasers are willing to pay to acquire assets with similar characteristics. The Adviser considers factors such as price, earnings expectations, earnings and price histories, balance sheet characteristics, and perceived management skills. The Adviser also considers changes in economic and political outlooks as well as individual corporate developments. Further, the Adviser looks for a catalyst, something indigenous to the company, its industry or geographic positioning that may surface additional value, including, but not limited to, industry developments, regulatory changes, changes in management, sale or spin-off of a division, or the development of a profitable new business. The Adviser expects to seek to sell any Fund investments that lose their perceived value relative to other investments.

David L. Orlic

August 21, 2018

Appendix E

Redemption Proceeds.    The Fund expects to meet redemption requests typically by selling portfolio assets, with holdings of cash or cash equivalents, or by drawing on lines of credit. On rare occasions, the Fund may meet a redemption request in-kind, as described under “Redemption in Kind.” The foregoing methods of meeting redemption requests are expected to be used in both normal and stressed market conditions. A redemption request received by the Fund will be effected based on the NAV per share next determined after the time as of which the Fund or, if applicable, its authorized designee, receives the request. If you request redemption proceeds by wire, the Fund will normally wire the funds according to the wire instructions you provide within three business days after receipt of your redemption request. If you request redemption proceeds by check, the Fund will normally mail the check to you within seven days after receipt of your redemption request. If you purchased your Fund shares by check or through the Automatic Investment Plan you may not receive proceeds from your redemption until the check clears or ten days following the purchase, whichever is earlier. While the Fund will delay the processing of the redemption payment until the check clears, your shares will be valued at the next determined NAV after receipt of your redemption request. Typically, the Fund receives redemption requests through the National Securities Clearing Corporation (“NSCC”) system, which is utilized by financial intermediaries to submit requests on behalf of their clients or customers. In such circumstances, the Fund expects redemption proceeds to be delivered via the NSCC system within three business days after receipt of a redemption request.

David L. Orlic

August 21, 2018

Appendix F

Redemption In Kind. Under certain circumstances, the Fund may pay your redemption proceeds wholly or partially in portfolio securities. Specifically, the Fund may pay your redemption proceeds in portfolio securities if you redeem more than $250,000 over the preceding three months, and the Adviser believes that economic conditions exist which would make payments in cash detrimental to the best interests of the Fund. In such an instance, the Fund would communicate to you its intention to meet your redemption request in portfolio securities, and the Fund would distribute to you from its portfolio of investments only securities that the Fund determines are readily marketable. The specific security or securities to be distributed will be selected at the discretion of the Board or its designee(s), subject to any applicable laws or regulations, and could be individual securities, a representative basket of securities or a pro-rata slice of the Fund’s portfolio. Any additional remainder in value owed to you between such securities and the Fund shares that you submitted for redemption would be paid to you in cash. Payments would be made in portfolio securities only in instances where the Company’s Board (or its delegate) believes that it would be in the Fund’s best interest not to pay the redemption proceeds in cash. A redemption in kind would be a taxable event to you on which you would realize a capital gain or capital loss on your shares redeemed. Additionally, you may incur brokerage costs in converting any of the securities received to cash. The foregoing considerations apply in both normal and stressed market considerations. Please see “Redemption of Shares” in the SAI for additional information.

David L. Orlic

August 21, 2018

Appendix G

Fixed Income Securities Risks. Because the Fund may invest in fixed income securities, it is subject to the following risks:

•

Interest Rate Risk. When interest rates decline, the value of fixed income securities generally rises. Conversely, when interest rates rise, the value of such securities generally declines. This risk is particularly pronounced given that certain interest rates are at or near historical lows and that the Federal Reserve has begun to raise the Federal Funds rate.

•

Issuer Risk. Issuer risk is the risk that the value of a fixed income security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage, reduced demand for the issuer’s goods and services, historical and prospective earnings of the issuer and the value of the assets of the issuer or factors unrelated to the issuer’s value, such as investor perception.

•

Credit Risk. Credit risk is the risk that one or more fixed income securities in the Fund’s portfolio will decline in price or fail to pay interest/distributions or principal when due because the issuer of the security experiences a decline in its financial status. Credit risk is increased when a portfolio security is downgraded or the perceived creditworthiness of the issuer deteriorates.

•

Prepayment Risk. Prepayment risk is the risk that during periods of declining interest rates, borrowers may exercise their option to prepay principal earlier than scheduled, which could force the Fund to reinvest in lower yielding securities, resulting in a possible decline in the Fund’s income and distributions to shareholders.

•

Reinvestment Risk. Reinvestment risk is the risk that income from the Fund’s portfolio will decline if the Fund invests the proceeds from matured, traded or called fixed income securities at market interest rates that are below the Fund portfolio’s current earnings rate.

•

Duration and Maturity Risk. In comparison to maturity (which is the date on which the issuer of a debt instrument is obligated to repay the principal amount), duration is a measure of the price volatility of a debt instrument as a result in changes in market rates of interest, based on the weighted average timing of the instrument’s expected principal and interest payments. In general, a portfolio of securities with a longer duration can be expected to be more sensitive to interest rate changes than a portfolio with a shorter duration. The Fund may incur costs in seeking to adjust the portfolio average duration or maturity. There can be no assurance that the Investment Adviser’s assessment of current and projected market conditions will be correct or that any strategy to adjust duration or maturity will be successful at any given time.

Corporate Bonds Risk. The market value of a corporate bond generally may be expected to rise and fall inversely with interest rates. The market value of intermediate and longer term corporate bonds is generally more sensitive to changes in interest rates than is the market value of shorter term corporate bonds. The market value of a corporate bond also may be affected by factors directly related to the issuer. Issuers of corporate bonds may not be able to meet their obligations on interest or principal payments at the time called for by an instrument.

Non-Investment Grade Securities Risk. The Fund may invest in securities rated below investment grade by recognized statistical rating agencies or unrated securities of comparable quality. The prices of these lower grade securities are more sensitive to negative developments, such as a decline in the

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August 21, 2018

issuer’s revenues or a general economic downturn, than are the prices of higher grade securities. Securities of below investment grade quality—those securities rated below “Baa” by Moody’s Investors Service, Inc. (“Moody’s”) or below “BBB” by Standard & Poor’s Ratings Services (“S&P”), a division of the McGraw Hill Companies, Inc.—are predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal when due and therefore involve a greater risk of default. Securities rated below investment grade commonly are referred to as “junk bonds” or “high yield” securities.